  Exhibit 99.1

PRESS RELEASE
MARCH 2, 2020 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES EARLY WARRANT EXERCISE INCENTIVE PROGRAM TO RAISE UP TO $50 MILLION

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to announce an Early Warrant Exercise Incentive Program (“Early Warrant Exercise Program”) for its 15 million outstanding and unlisted share purchase warrants having an exercise price of US$3.50 (“Exercise Price”) and expiring on October 27, 2020 (the “Warrants”). The Warrants were issued in connection with the Company’s acquisition of certain silver, copper and gold streams from Yamana Gold Inc. in 2015.

The Early Warrant Exercise Program is designed to encourage the early exercise of the Warrants during a 10-day early exercise period expected to commence on April 16, 2020 and terminate on April 27, 2020 (the “Incentive Period”). The Company proposes to incentivize the early exercise of the Warrants by offering a reduction in the Exercise Price from US$3.50 to US$3.35 to holders of the Warrants (the “Warrantholders”) who exercise the Warrants during the Incentive Period.

Nolan Watson, Sandstorm’s President & CEO remarked, “The Early Warrant Exercise Program has the potential to remove the overhang of a large block of in-the-money warrants and provide additional capital for future deals. As a growth company, Sandstorm is continually searching for new opportunities to strengthen its portfolio. With this anticipated $50 million in cash from the early warrant exercise, combined with our strong operating cash flows and credit facility, Sandstorm expects to have capital available to propel the company into the next phase of growth.”

TSX: SSL	NYSE AMERICAN: SAND

All of the Warrantholders have entered into formal support agreements with Sandstorm, pursuant to which they have agreed (subject to the Company receiving regulatory and shareholder approval for the Early Warrant Exercise Program) to exercise their Warrants during the Incentive Period. Assuming exercise of all Warrants during the Incentive Period, Sandstorm expects to receive gross proceeds of US$50.25 million on or before April 27, 2020 (the last day of the Incentive Period). Sandstorm intends to use the proceeds from this program to provide additional capital for potential future deals. The Incentive Program is intended to provide a cost-effective source of financing for Sandstorm.

The Board of Directors of Sandstorm has approved the terms of the Early Warrant Exercise Program and the submission of the program to shareholders of the Company for their approval at the upcoming Annual General and Special Meeting of the shareholders of the Company to be held on April 15, 2020. The Early Warrant Exercise Program is subject to the receipt of all required regulatory approvals and consents, including approval by a simple majority of the “disinterested shareholders” (being those shareholders who do not own Warrants) and the Toronto Stock Exchange (the “TSX”). Sandstorm expects to mail the Management Information Circular and proxy material to its shareholders on March 6, 2020.

The Company notes that, in order for U.S. Warrantholders to exercise their Warrants, U.S. Warrantholders will be required to qualify for an applicable exemption from registration under the United States Securities Act of 1933, as amended.

If the Early Warrant Exercise Program is not approved by the TSX or the shareholders, then the terms of the Warrants shall be deemed unaffected and shall continue in full force and effect. In addition, each Warrant that is not exercised during the Incentive Period will remain outstanding and continue to entitle the holder to acquire one common share of Sandstorm at the Exercise Price of US$3.50 until October 27, 2020.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM BERGEN
PRESIDENT & CEO	INVESTOR RELATIONS
604 689 0234	604 628 1164

TSX: SSL	NYSE AMERICAN: SAND

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 191 royalties, of which 23 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the Securities and Exchange Commission (“SEC”). Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the terms, timing and expected amount of proceeds to be received as part of the Early Warrant Exercise Program, statements with respect to the approval of the Early Warrant Exercise Program by shareholders and the TSX, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2019 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 21, 2019 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

TSX: SSL	NYSE AMERICAN: SAND